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As Filed with the Securities and
Exchange Commission on February 13, 1998                      File No. 70-9095



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO.3 TO
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                 CONECTIV, INC.
                         DELMARVA POWER & LIGHT COMPANY
                           SUPPORT CONECTIV, INC.1, 2
                             DELMARVA ENERGY COMPANY
                                 800 King Street
                              Wilmington, DE 19899

DELMARVA CAPITAL INVESTMENTS, INC.                       ATLANTIC CITY ELECTRIC COMPANY
CONECTIV SERVICES, INC.                                  ATLANTIC ENERGY ENTERPRISES, INC.
CONECTIV COMMUNICATIONS, INC.                            ATLANTIC ENERGY INTERNATIONAL, INC.
DELMARVA SERVICES COMPANY                                6801 Black Horse Pike
DCI I, INC.                                              Egg Harbor Township, NJ  08234
DCI II, INC.
DCTC-BURNEY, INC.                                        ATLANTIC GENERATION, INC.
CHRISTIANA CAPITAL MANAGEMENT, INC.                      ATLANTIC SOUTHERN PROPERTIES, INC.
DELMARVA OPERATING SERVICES CO.                          ATE INVESTMENT, INC.
CONECTIV SOLUTIONS, LLC                                  ATLANTIC THERMAL SYSTEMS, INC.
CONECTIV ENERGY, INC.1                                   COASTALCOMM, INC.
POWER CONSULTING GROUP, INC.                             ATLANTIC ENERGY TECHNOLOGY, INC.
CONECTIV PLUMBING LLC                                    BINGHAMTON GENERAL, INC.
252 Chapman Road                                         BINGHAMTON LIMITED, INC.
P.O. Box 6066                                            PEDRICK LTD., INC.
Newark, DE  19714                                        PEDRICK GEN., INC.
                                                         VINELAND LIMITED, INC.
                                                         VINELAND GENERAL, INC.
                                                         ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                                         ATS OPERATING SERVICES, INC.
                                                         THE EARTH EXCHANGE, INC.
                                                         ATLANTIC PAXTON COGENERATION, INC.
                                                         5100 Harding Highway
                                                         Mays Landing, NJ 08330

           (Names of companies filing this statement and addresses of principal executive offices)



                                 CONECTIV, INC.
                 (Name of top registered holding company parent)
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Barbara S. Graham                                James E. Franklin II, Esq.
President                                        General Counsel and Secretary
Conectiv, Inc.                                   Conectiv, Inc.
800 King Street                                  800 King Street
Wilmington, Delaware  19899                      Wilmington, Delaware  19899

                   (Names and addresses of agents for service)


  The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter F. Clark, Esq.                      James E. Franklin II, Esq.              Joyce Koria Hayes, Esq.
Conectiv, Inc.                            Conectiv, Inc.                          7 Graham Court
800 King Street                           800 King Street                         Newark, DE  19711
Wilmington, DE  19899                     Wilmington, DE  19899


--------------------------------------
(1) Companies to be formed prior to Merger
(2) Renamed Conectiv Resource Partners, Inc.
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The Application-Declaration as previously filed and amended is hereby further amended as follows:


ITEM 1.

The revisions made to Item 1 below refer to the text contained in Amendment No. 1 filed with the Commission on November 5, 1997:

On Page 3, the following sentence is added to Footnote 2:

"Support Conectiv is to be renamed Conectiv Resource Partners, Inc."

On Page 5, clause (i)(a) in the third paragraph under Item 1.C, "Overview of Financing Request", is deleted and replaced in its entirety by the following:

"(i)(a) external issuances by Conectiv of common stock, long-term debt and other securities for cash and the issuance of common stock by Conectiv in consideration for the acquisition by Conectiv or a Non-utility Subsidiary of securities of a company being acquired pursuant to Rule 58 or Section 34 of the Act or pursuant to an order issued by the Commission under the Act"

On Page 6, the second sentence under Item 1.E.1, "Conectiv External Financing", is deleted and replaced in its entirety by the following:

"With respect to common stock, Conectiv also requests authority to issue common stock to third-parties in consideration for the acquisition by Conectiv or a Non-Utility Subsidiary of securities of a company being acquired pursuant to Rule 58 or Section 34 of the Act or pursuant to an order issued by the Commission under the Act."

On Page 7, the following paragraph is added under Item 1.E.1.b, "Long-Term
Debt":

"Conectiv requests that the Commission reserve jurisdiction over the issuance of long-term debt by Conectiv pending further review of such issuance by the Commission."

On Page 9, the first sentence in the first paragraph under Item 1.E.1.a.iv, "Acquisitions", is deleted and replaced in its entirety by the following:

"Under the terms of Rule 58 and Section 34 of the Act, Conectiv is authorized to acquire securities of companies engaged in "energy-related businesses" as described in Rule 58 and ETCs."

On Page 9, the second sentence in the second paragraph under Item 1.E.1.a.iv, "Acquisitions", is deleted and replaced in its entirety by the following:

"Therefore, Conectiv requests authorization to issue common stock with an aggregate market value of up to $100 million in consideration for the acquisition by Conectiv or a Non-utility
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Subsidiary of securities of a company being acquired pursuant to Rule 58 or
Section 34 of the Act or pursuant to an order issued by the Commission under the Act."

The following is added to Item F.1.a, "Summary of Authorizations Sought - Conectiv External Financing":

"....., subject, however, to a reservation of jurisdiction by the Commission over the issuance of long-term debt by Conectiv as previously discussed herein"

On Page 11, the first sentence of the third paragraph under Item 1.E.1.c, "Short-Term Debt", is deleted and replaced in its entirety by the following:

"Conectiv anticipates negotiating a revolving credit facility (the "Credit Facility") with a group of banks to be effective for borrowing on the effective date of the Merger."

On Page 14, the second paragraph under 1.E.2, "Utility Subsidiary Financing", is deleted and replaced in its entirety by the following:

" Commission authorization is sought for the issuance by Delmarva of up to $275 million of short-term debt securities consisting of commercial paper, unsecured bank loans and borrowings from the System Money Pool (as described below). A copy of the order of the VSCC authorizing Delmarva to issue up to $275 million of short-term debt (including commercial paper) is filed herewith as Exhibit D-1. The order which will permit such short-term debt to be issued to Conectiv and permit Delmarva to participate in the System Money Pool will be filed by post-effective amendment as Exhibit D-2. Such issuances of securities will comply in all instances with the parameters for financing described above. Any short-term borrowings by Delmarva, when combined with short-term borrowings by Conectiv for which authority is sought herein, will not exceed $500 million at any time during the Authorization Period. The Commission is requested to reserve jurisdiction over the issuance of short-term debt to Conectiv by Delmarva and participation in the Money Pool by Delmarva pending receipt of the order of the VSCC and completion of the record herein."

On Page 21, paragraph c under Item 1.F.1, "Conectiv External Financing", is deleted and replaced in its entirety by the following:

"Authorization to issue common stock aggregating no more than $100 million (included in the authorization sought in Item 1.F.1.a above) in market value at the time of issue in consideration for the acquisition by Conectiv or a Non-utility Subsidiary of securities of a company being acquired pursuant to Rule 58 or Section 34 of the Act or pursuant to an order issued by the Commission under the Act."

On Page 22, paragraph a under Item 1.F.2, "Utility Subsidiary Financing", is amended by adding the following at the end:

"......, subject to the reservation of jurisdiction discussed above."
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ITEM 6.

(a) Exhibits

A-1      Restated Certificate of Incorporation of Conectiv (previously filed)

A-2 Form of Conectiv Indenture including Form of Debenture and Form of Medium - Term Note (previously filed)

A-3      Forms of Conectiv Common Stock Certificates (previously filed)

A-4      Form of Conectiv Commercial Paper Note (previously filed)

A-5      Form of Bid Note Agreement (previously filed)

A-6      Form of System Money Pool Evidence of Deposit (previously filed)

A-7      Form of System Money Pool Short-Term Grid Note (previously filed)

A-8      Draft Investment Guidelines (previously filed)

A-9      Form of Money Pool Agreement (previously filed)

B-1 Form of Standard Conectiv Underwriting Agreement (Common Stock) (previously filed)

B-2 Form of Standard Conectiv Underwriting Agreement (Debt) (previously filed)

B-3 Form of Standard Conectiv Master Distribution Agreement (Medium-Term Notes) (previously filed)

B-4 Summary of Terms of Conectiv Incentive Compensation Plan (incorporated by reference to the filing on Form S-4 (File No. 333-18843) dated December 26, 1996)

B-5 Conectiv Dividend Reinvestment Plan (incorporated by reference to the filing on Form S-3 (File No. 333-44219) dated January 13, 1998)

D-1 Order of the Virginia State Corporation Commission related to nonexempt financing (filed herewith)

D-2 Order of the Virginia State Corporation Commission related to the issuance of short-term debt to Conectiv by Delmarva and participation in the System Money Pool by Delmarva (to be filed by post-effective amendment)

F-1      Opinion of Counsel (filed herewith)
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H-1      Proposed Notice (previously filed)

H-2      Financial Data Schedules (previously filed)

I-1 Summary of existing financing arrangements for Delmarva and subsidiaries (previously filed)

I-2 Summary of existing financing arrangements for Atlantic and subsidiaries (previously filed)
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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 3 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

DATE:                                                CONECTIV, INC.

February 13, 1998                                    /s/  B. S. Graham
                                                     -----------------
                                                     B. S. Graham
                                                     President

                                                     DELMARVA POWER & LIGHT COMPANY
                                                     DELMARVA ENERGY COMPANY
                                                     DELMARVA CAPITAL INVESTMENTS, INC.
                                                     CONECTIV SERVICES, INC.
                                                     DCI I, INC.
                                                     DCI II, INC.
                                                     DCTC-BURNEY, INC.
                                                     CHRISTIANA CAPITAL MANAGEMENT, INC.
                                                     DELMARVA OPERATING SERVICES COMPANY
                                                     POWER CONSULTING GROUP, INC.

February 13, 1998                                    /s/ D. P. Connelly
                                                     ------------------
                                                     D. P. Connelly
                                                     Secretary


                                                     CONECTIV SOLUTIONS, LLC

February 13, 1998                                    /s/ L.M. Walters
                                                     ------------------
                                                     L.M. Walters
                                                     Treasurer


February 13, 1998                                    Conectiv Plumbing, LLC

                                                     /s/ D. P. Connelly
                                                     ------------------
                                                     D.P. Connelly
                                                     Secretary
                                                     Conectiv Services, Inc. as Managing Member

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
                                                     ATLANTIC CITY ELECTRIC COMPANY

February 13, 1998                                    /s/ L. M. Walters
                                                     -----------------
                                                     Vice President, Treasurer
                                                        & Assistant Secretary


                                                     ATLANTIC ENERGY ENTERPRISES, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     Senior Vice President and Treasurer


                                                     ATLANTIC ENERGY INTERNATIONAL, INC.

February 13, 1998                                    /s/ J. E. Franklin II
                                                     ---------------------
                                                     Secretary


                                                     ATLANTIC GENERATION, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     Treasurer and Secretary


                                                     ATLANTIC SOUTHERN PROPERTIES, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     Vice President and Treasurer


                                                     ATE INVESTMENT, INC.

February 13, 1998                                    /s/ F.E. DiCola
                                                     ---------------
                                                     Vice President and Treasurer


                                                     ATLANTIC THERMAL SYSTEMS, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     President and Chief Executive Officer

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
                                                     COASTAL COMM, INC.

February 13, 1998                                    /s/ R. L. Aveyard
                                                     -----------------
                                                     President and Treasurer


                                                     ATLANTIC ENERGY TECHNOLOGY, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     Treasurer


                                                     BINGHAMTON GENERAL, INC.
                                                     BINGHAMTON LIMITED, INC.
                                                     PEDRICK LIMITED, INC.
                                                     PEDRICK GENERAL, INC.
                                                     VINELAND LIMITED, INC.
                                                     VINELAND GENERAL, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     Vice President


                                                     ATLANTIC JERSEY THERMAL SYSTEMS, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     President


                                                     ATS OPERATING SERVICES, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     President


                                                     THE EARTH EXCHANGE, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     President


                                                     ATLANTIC PAXTON COGENERATION, INC.

February 13, 1998                                    /s/ F. E. DiCola
                                                     ----------------
                                                     President

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                                  EXHIBIT INDEX


D-1      Order of the Virginia State Corporation Commission related to nonexempt financing

F-1      Opinion of Counsel